LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

MARC WEITZEN, GENERAL COUNSEL                         DIRECT DIAL: 212-702-4388
                                                      EMAIL:  MWEITZEN@SFIRE.COM


                                August 16, 2011

VIA EDGAR AND EMAIL
-------------------

United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

     RE: FOREST LABORATORIES, INC. ("FOREST LABS")
         DEFINITIVE ADDITIONAL PROXY SOLICITING MATERIALS
         FILED ON AUGUST 8, 2011 AND AUGUST 11, 2011 BY ICAHN CAPITAL LP ET AL. FILE NO. 001-05438

Dear Mr. Orlic:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by me via email on August 15, 2011, relating to the
Schedule 14A filed with the Commission by the Filing Persons on August 8, 2011 and August 11, 2011. The paragraph number set forth below corresponds to the number contained in the Comment Letter.

     1. The Filing Persons do not believe that the law firms providing the applicable opinion letters are participants in the solicitation of proxies. These firms regularly provide legal advice and legal opinions to the Filing Persons in the course of their engagement by the Filing Persons. In this particular instance, the Filing Persons sought and obtained legal advice from the law firms concerning the legal matters being addressed by Forest Labs and requested that the law firms confirm such advice in the form of a written legal opinion which the Filing Persons referred to and filed in their 14A material. These law firms did not perform any activities for the Filing Persons other than those limited to the duties required to be performed as attorneys in the course of their engagement by the Filing Persons.

     In  response  to an oral comment from the Staff, please note the following:
All of the data from page 13 of the Filing Person's Investor Presentation dated July 2011 were taken from Forest Labs' Form 10-K filed with the Commission for the fiscal year ended March 31, 2011 (the "Form 10-K") as follows: The data in the FRX column figures were taken directly from the Form 10-K. The Lexapro net sales numbers were taken directly from the Form 10-K. The Lexapro cost of goods number was estimated by applying overall Forest Labs costs of goods numbers taken directly from the Form 10-K and multiplying that number by the percentage of overall net sales that constitute Lexapro net sales, in each case as set forth in the Form 10-K. The Lexapro SG&A number was estimated by applying overall Forest Labs SG&A numbers taken directly from the Form 10-K and multiplying that number by the percentage of overall net sales that constitute

David L. Orlic, Special Counsel
Division of Corporate Finance - Office of Mergers & Acquisitions
United States Securities and Exchange Commission
August 16, 2011
Page 2


Lexapro net sales for the first 6 months of 2011 plus an estimate of $50 million (which is less than the full SG&A percentage used for the first 6 months) of SG&A for Lexapro for final six months of 2011. The Filing Persons assumed that Lexapro R&D would be $0.00, as Lexapro is about to lose patent exclusivity. The Filing Persons obtained Lexapro Operating Income by subtracting the Lexapro cost of goods number (as determined above), the Lexapro SG&A number (as determined above) and the Lexapro R&D number (as determined above) from the Lexapro net sales number taken directly from the Form 10-K. The Filing Persons obtained the RestCo numbers by subtracting the numbers in the Lexapro column from the numbers in the FRX column, in each case as determined above.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4388 or Mark DiPaolo, Esq. at (212) 702-4361.

                                                               Very truly yours,



                                                               /s/ Marc Weitzen
                                                               ----------------
                                                               Marc Weitzen